Exhibit 99.4

For Immediate Release

Contact:
(808) 946-1400

Territorial Bancorp Inc. to

Commence Stock Offering

            , 2009, Honolulu, Hawaii – Territorial Bancorp Inc., the proposed stock holding company for Territorial Savings Bank, announced today that the Office of Thrift Supervision has approved the commencement of its stock offering and the U.S. Securities and Exchange Commission has declared its corresponding registration statement effective.

Territorial Bancorp is offering for sale between             and             shares of common stock (subject to a 15% increase up to             shares) at a purchase price of $10.00 per share. Territorial Bancorp will offer shares of its common stock in a subscription offering first to depositors of Territorial Savings Bank with a qualifying deposit as of September 30, 2007, second to the Bank’s tax-qualified employee benefit plans, third to depositors of Territorial Savings Bank with a qualifying deposit as of             , and fourth, to depositors of Territorial Savings Bank with a qualifying deposit as of             and borrowers of Territorial Savings Bank as of September 18, 2002 whose borrowings remained outstanding as of             .

Territorial Bancorp expects to mail stock offering materials to eligible subscribers and open its Stock Information Center on or about             . Information about the offering may be obtained by contacting the Stock Information Center at (            )             -            .

Completion of the offering is subject to, among other things, the receipt of final regulatory approvals.

This press release contains certain forward-looking statements about the offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Territorial Bancorp and Territorial Savings Bank are engaged.

This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement and the accompanying stock order form. The shares of common stock offered by Territorial Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or any other government agency